Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Place of Incorporation
Content Checked, Inc.	Wyoming

The foregoing does not constitute a complete list of all subsidiaries of the registrant. The subsidiaries that have been omitted, if any, do not, if considered in the aggregate as a single subsidiary, constitute a “Significant Subsidiary” as defined by the Securities Exchange Commission.